Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

STEELHEAD ANNOUNCES INTENTION NOT TO

TENDER FIBREK SHARES TO ABITIBI BID

NEW YORK, NY, April 1, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer”) announced that Steelhead Partners, LLC (“Steelhead”) publicly announced on March 31, 2012, that it will reserve its decision to tender its common shares of Fibrek Inc. (“Fibrek”), held by its affiliate, to the unsolicited insider bid made by AbitibiBowater Inc. (“Abitbi”). Further, Steelhead announced that it would decide whether or not to tender to the Abitibi bid only once (and if) Abitibi’s minimum tender condition was met.

Mercer urges Fibrek shareholders not to tender to the Abitibi bid, which, as of March 20, 2012, had received support of only approximately 46% of the Fibrek shares, which is almost entirely represented by THREE locked up shareholders. In order to be successful, the Abitibi bid requires a minimum tender of 50.01%. We therefore encourage Fibrek shareholders not to tender to the Abitibi bid, which requires your support in order to succeed. We urge shareholders to continue to support, and benefit from, the Mercer $1.30 superior offer.

A hearing before the Québec Bureau de décision et de révision (the “Bureau”) remains set for Monday, April 2, 2012 to consider an application for a “cease trade” order and/or other appropriate relief in respect of the Abitibi bid. The Ontario Securities Commission, without commenting on the merits of our application to cease trade the Abitibi bid, including preventing Steelhead and Fairfax Financial Holdings Limited from tendering their Fibrek shares to the Abitibi bid, determined last Friday that, although it had jurisdiction to hear the application, the proper forum for the application was before the Bureau.

Any questions or requests for further information respecting the Mercer’s Offer should be directed to Laurel Hill Advisory Group Company, the information agent under Offer, at 1-877-304-0211 (toll free in North America) or 1-416-304-0211 (collect calls) or by email at assistance@laurelhill.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended, and Schedule 14A Proxy Statement in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free, once they have been filed with the SEC, on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statement

The preceding includes forward looking statements, including statements with respect to Mercer’s offer for Fibrek shares, which involves known and unknown risks and uncertainties which may not prove to be accurate. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the satisfaction of the conditions to the special warrant financing, the outcome of court and regulatory proceedings, Fibrek’s ability to obtain any required consents and approvals in connection with the transaction, and other risk factors listed from time to time in our SEC reports.

APPROVED BY: Jimmy S.H. Lee Chairman & President (604) 684-1099	David M. Gandossi Executive Vice-President & Chief Financial Officer (604) 684-1099